Exhibit 99.1

ATIF Holdings Limited Receives Nasdaq Notice of Deficiency Regarding

Minimum Bid Price Requirement

Los Angeles, California, July 28, 2021 (NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: ATIF, the “Company”), a holding group providing business and financial consulting in Asia and North America, today announced that on July 26, 2021, it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities for the last 30 consecutive business days from June 11, 2021 to July 23, 2021, the Company no longer meets the minimum bid price requirement set forth in Listing Rule 5550(a)(2). The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market.

The Notice states that under Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until January 24, 2022, to regain compliance with the Listing Rules. To regain compliance with the Listing Rules, the Company’s listed securities must be at least US$1.00 for a minimum of ten consecutive business days. In the event the Company does not regain compliance by January 24, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its ordinary shares between now and January 24, 2022, and to evaluate its available options to regain compliance within the compliance period.

The Company intends to resolve the deficiency and regain compliance with the Listing Rules.

About ATIF Holdings Limited

ATIF Holdings Limited (“ATIF”) is a holding group with business consulting, asset management and investment business with business centers located Los Angeles, California, and in Hong Kong and Shenzhen, China. ATIF mainly provides IPO Advisory Services to small and medium-sized enterprises in Asia and North America. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. ATIF was awarded the “Top 10 Best Listed Companies 2019” from the “Golden Bauhinia Award”, the highest award in Hong Kong’s financial and securities industry. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; ability to manage growth and expansion; current and future economic and political conditions; ability to compete in an industry with low barriers to entry; ability to obtain additional financing in the future to fund capital expenditures; ability to attract new clients and further enhance brand recognition; ability to hire and retain qualified management personnel and key employees; trends and competition in the financial consulting services industry; a pandemic or epidemic; and other factors listed in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.